KH 4/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulger Capital, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti and Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	Massachusetts	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12013885

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, Wayne Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulger Capital, LLC and Subsidiary, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Caroline Claps

CAROLINE CLAPS
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 15, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Members
Bulger Capital, LLC and Subsidiary
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of Bulger Capital, LLC and Subsidiary (collectively referred to as the "LLC") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bulger Capital, LLC and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 28, 2011

December 31		2011		2010
Assets				
Current Assets:				
Cash	$	2,474,325	$	2,979,173
Commissions and Accounts Receivable		129,856		296,659
Due from Related Parties		44,181		3,213
Prepaid Expenses		11,154		129,203
Investments in Available-for-Sale Securities, at Fair Value		-		231,388
Total Current Assets		2,659,516		3,639,636
Property and Equipment, Net of Accumulated Depreciation		90,914		45,177
Investment in Bulger Capital Partners GP, L.P.		686,993		521,376
Deposits		50,000		-
Total Assets	$	3,487,423	$	4,206,189
Liabilities and Members' Equity				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	56,530	$	34,964
Deferred Revenue		10,000		-
Total Current Liabilities		66,530		34,964
Deferred Rent		20,777		-
Total Liabilities		87,307		34,964
Members' Equity		3,400,116		4,171,225
Total Liabilities and Members' Equity	$	3,487,423	$	4,206,189

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2011	2010
Revenue	$ 1,472,642	$ 1,369,406
General and Administration Expenses:		
Payroll and Benefits	1,403,322	1,462,405
Administration Expenses	651,292	688,671
Total General and Administration Expenses	2,054,614	2,151,076
Loss from Operations	(581,972)	(781,670)
Other (Expense)		
Income from Equity Investment in Bulger Capital Partners GP, L.P.	165,617	220,907
Realized Gain on Investments in Available-for-Sale Securities	152,039	-
Interest Income	23,526	7,638
Loss on Disposal of Property and Equipment	(11,052)	-
Total Other Income	330,130	228,545
Net Loss	$ (251,842)	$ (553,125)

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2011	2010
Members' Equity, Beginning	$ 4,171,225	$ 4,576,312
Repurchase of Members' Equity	(279,742)	-
Members' Distributions	(91,487)	-
Components of Comprehensive Loss:		
Net Loss	(251,842)	(553,125)
Reclassification of Realized Gain on Investments in Available-for-Sale Securities	(152,039)	-
Unrealized Gain on Investments in Available-for-Sale Securities	4,001	148,038
Total Comprehensive Loss	(399,880)	(405,087)
Members' Equity, Ending	$ 3,400,116	$ 4,171,225

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2011	2010
Cash Flows from Operating Activities:		
Net Loss	$ (251,842)	$ (553,125)
Adjustments to Reconcile Net Loss to Net Cash (Used in)		
Provided by Operating Activities:		
Depreciation	30,336	32,861
Non-Cash Compensation	-	14,442
Income from Equity Investment in Bulger Capital Partners GP, L.P.	(165,617)	(220,907)
Realized Gain on Investments in Available-for-Sale Securities	(152,039)	-
Loss on Disposal of Property and Equipment	11,052	-
Decrease in Commissions and Accounts Receivable	166,803	3,279,483
Decrease (Increase) in Prepaid Expenses	118,049	(122,938)
Increase in Deposits	(50,000)	-
Increase (Decrease) in Accounts Payable and Accrued Expenses	21,566	(681,949)
Increase (Decrease) in Deferred Revenue	10,000	(8,333)
Increase in Deferred Rent	20,777	-
Net Cash (Used in) Provided by Operating Activities	(240,915)	1,739,534
Cash Flows from Investing Activities:		
Proceeds from Sale of Investment in Available-for-Sale Securities	235,389	-
Acquisition of Property and Equipment	(87,125)	(17,787)
Net (Advances to) Repayment from Related Parties	(40,968)	85,440
Proceeds from Maturity of Certificate of Deposit	-	859,284
Return of Capital in Bulger Capital Partners GP, L.P.	-	139,414
Net Repayments from Members	-	97,271
Net Cash Provided by Investing Activities	107,296	1,163,622
Cash Flows from Financing Activities		
Members' Distributions	(91,487)	-
Repurchase of Members' Equity	(279,742)	-
Net Cash Used in Financing Activities	(371,229)	-
Net (Decrease) Increase in Cash	(504,848)	2,903,156
Cash, Beginning of the Year	2,979,173	76,017
Cash, End of the Year	$ 2,474,325	$ 2,979,173

Supplemental Disclosure of Non-Cash Investing Activities:

During the year ended December 31, 2011, the LLC disposed of property and equipment with an original cost of $96,444 and accumulated depreciation of $85,392, resulting in a loss on disposal of $11,052.

During the year ended December 31, 2010, in exchange for services, the LLC received marketable equity securities with a fair value of $97,791. Subsequent to receiving the equity securities, the LLC transferred a portion of the marketable equity securities, with a then fair value of $14,442, to a former employee, which has been included in compensation expense in the accompanying consolidated statements of operations.

1. Organization and Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Bulger Capital, LLC (the "Parent") and its wholly owned subsidiary, Bulger Capital Partners, LLC ("BCPLLC") (collectively referred to as the "LLC"). All significant inter-company balances and transactions have been eliminated in consolidation.

Reporting Entity: The Parent, which was formed on December 6, 2007 as a Massachusetts limited liability company, is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer. BCPLLC was formed on December 6, 2007 as a Massachusetts limited liability company with a primary business purpose to hold certain investments.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Initial nonrefundable retainer fees are recognized over the term of the contract.

Deferred Revenue: Fees billed and collected in advance of the aforementioned revenue recognition criteria are recorded as deferred revenue until earned.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the LLC uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Commissions and Accounts Receivable and Concentration of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of commissions and accounts receivable. Commissions and accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure commissions and accounts receivable. The LLC maintains an allowance for potentially uncollectible commissions and accounts receivable based upon its assessment of the collectability of commissions and accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters.

Investments in Marketable Securities: Investments in certain debt and equity securities are required to be classified based on the LLC's intent and ability to hold such securities. The classifications of the securities as "trading," "available-for-sale" or "held-to-maturity" are determined at the time the investments are purchased and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Leasehold Improvements	Life of Lease
Computers	5 Years
Furniture and Fixtures	5 Years

Income Taxes: No provision for federal or state income taxes is presented in these consolidated financial statements, as Bulger Capital, LLC and BCPLLC are limited liability companies and, accordingly, the LLC's taxable income is allocated to its members for income tax reporting purposes. However, in certain circumstances, the LLC (or another legal entity which is consolidated in the LLC's financial statements) may be required to pay income taxes to a state or foreign country.

1. Organization and Significant Accounting Policies (Continued):

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the consolidated financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its consolidated statements of operations.

The LLC has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2011 and 2010. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2011, 2010, 2009, and 2008.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2011 through February 28, 2011, the latter representing the issuance date of these consolidated financial statements.

2. Due from Related Parties:

Due from related parties represents unsecured, noninterest bearing cash advances to Bulger Capital Partners GP L.P. ("BCPGPLP"), Bulger Capital Partners L.P. ("BCPLP") and Bulger Capital Partners SC611, L.P. ("BCPSC611"). Such entities are affiliated with the LLC through certain common ownership. As of December 31, 2011 and 2010, amounts due from these related parties amounted to $44,181 and $3,213, respectively.

3. Investments in Marketable Securities:

As of December 31, 2010, the LLC maintains certain investments in marketable equity securities, registered with the Securities and Exchange Commission, which are classified as available for sale. As of December 31, 2010, the net original cost of these investments amounted to $83,350, and the fair value of these investments amounted to $231,388. During the year ended December 31, 2010, unrealized gains on marketable securities in the amount of $148,038 are included in other comprehensive income in the accompanying consolidated statements of changes in members' equity.

Assets measured at fair value on a recurring basis at December 31, 2010 include investments in marketable equity securities classified as available-for-sale. Fair value measurements are based on quoted market prices in active markets, which are considered to be Level 1 inputs in the fair value hierarchy.

During the year ended December 31, 2011, the LLC sold its investments in marketable equity securities in exchange for proceeds in the amount of $235,389 net of broker commissions, resulting in a realized gain of $152,039. This amount is included in the accompanying consolidated statement of operations.

4. Property and Equipment:

Property and equipment as of December 31, 2011 and 2010 consists of the following:

	2011	2010
Leasehold Improvements	$ 52,868	$ 10,333
Computers	29,253	50,445
Furniture and Fixtures	26,867	57,529
	108,988	118,307
Less: Accumulated Depreciation	18,074	73,130
	$ 90,914	$ 45,177

During the years ended December 31, 2011 and 2010, depreciation expense amounted to $30,336 and $32,861, respectively.

5. Investment in Bulger Capital Partners GP, L.P.:

As of December 31, 2011 and 2010, the LLC has a 37.87% and 32.76%, respectively, general partner interest in BCPGPLP. As of December 31, 2011 and 2010, BCPGPLP has a 21.10%, general partner interest in BCPLP, whose primary business purpose is to hold certain investments. The LLC's investment in BCPGPLP is accounted for in accordance with the equity method of accounting.

The following represents the condensed financial data of BCPGPLP as of and for the years ended December 31, 2011 and 2010:

	2011	2010
Total Assets	$ 1,565,356	$ 1,131,778
Total Liabilities and Partnership Equity	$ 1,565,356	$ 1,131,778
Gain on Investments	$ 399,781	$ 357,604
Other Expenses	(13,641)	(11,699)
Net Income	$ 386,140	$ 345,905

The BCPGPLP has a management agreement with BCPLP. For the years ended December 31, 2011 and 2010, BCPGPLP waived the management fees payable under this management agreement.

The LLC's investment activity in BCPGPLP for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
Investment Balance, Beginning of Year	$ 521,376	$ 378,008
Share of BCPGPLP's Income	165,617	220,907
Return of Capital	-	(139,414)
Contributions of Capital	-	61,875
Investment Balance, End of Year	$ 686,993	$ 521,376

6. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2011, the LLC's net capital amounted to $2,387,018.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.04 to 1 as of December 31, 2011.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

7. Members' Equity:

During the year ended December 31, 2011, the LLC repurchased certain units from a member of the LLC in exchange for $279,742.

8. Operating Lease:

The LLC leases office space in Boston, Massachusetts through a cancelable lease agreement, which expires in May 2013. The LLC also leased office space in Waltham, Massachusetts, through a cancelable lease agreement which expired in February 2011. Under the lease agreements, the LLC is (was) obligated to make monthly rental payments, subject to an escalation clause, plus its proportionate share of certain operating costs. During the years ended December 31, 2011 and 2010, rent expense incurred by the LLC under these agreements amounted to $164,920 and $151,764, respectively.

9. Economic Dependency:

During the years ended December 31, 2011 and 2010, the LLC generated significant revenues from five and four customers, respectively. Services provided to these customers represented approximately 88% and 83%, respectively, of the LLC's total revenues. As of December 31, 2011 and 2010, three and two customers accounted for approximately 82% and 93%, respectively, of the LLC's total commissions and accounts receivable balance.

10. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2011 and 2010, no amounts have been accrued related to such indemnification provisions

For the Year Ended December 31	2011
Aggregate Indebtedness	$ 87,307
Members' Equity	$ 3,400,116
Deductions for Nonallowable Assets:	
Commissions and Accounts Receivable	(129,856)
Due from Related Parties	(44,181)
Prepaid Expenses and Deposits	(61,154)
Property and Equipment, Net of Accumulated Depreciation	(90,914)
Investment in Bulger Capital Partners GP, L.P.	(686,993)
Net Capital	2,387,018
Minimum Net Capital Requirement to be Maintained	5,820
Net Capital in Excess of Requirements	$ 2,381,198
Ratio of Aggregate Indebtedness to Net Capital	0.04 to 1

Reconciliation between the Audited Net Capital Computation and Unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of December 31, 2011.

Total Net Capital, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 2,455,545
Net Adjustments for:	
Revenues and Administrative Expenses	(68,527)
Total Net Capital, as reported in the LLC's audited net capital computation	$ 2,387,018

Reconciliation with LLC's Audited Consolidated Statement of Financial Condition and Unaudited Unconsolidated FOCUS Report Statement of Financial Condition as of December 31, 2011:

Total Assets, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 3,360,958
Net Adjustments to:	
Cash	(40,749)
Commissions and Accounts Receivable	(6,668)
Due from Related Parties	44,181
Property and Equipment, Net of Accumulated Depreciation	(11,052)
Investment in Bulger Capital Partners GP, L.P.	140,753
Total Assets, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 3,487,423
Total Liabilities and Members' Equity, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 3,360,958
Net Adjustments to:	
Accounts Payable and Accrued Expenses	(2,999)
Deferred Revenue	10,000
Deferred Rent	20,777
Revenue	(16,668)
Administrative Expenses	(39,210)
Loss on Disposal of Property and Equipment	(11,052)
Gain on Equity Investment in Bulger Capital Partners GP, L.P.	165,617
Total Liabilities and Members' Equity, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 3,487,423

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

To the Members
Bulger Capital, LLC and Subsidiary
Boston, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Bulger Capital, LLC and Subsidiary as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 28, 2012

To the Members
Bulger Capital, LLC
Boston, Massachusetts

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Bulger Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bulger Capital, LLC's management is responsible for Bulger Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a difference of $73,127;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
February 28, 2012